MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONSENT OF EXPERT

Reference is made to the technical report entitled "Updated Technical Report of the Zaca Project, Alpine County, California, USA" dated November 1, 2007 which the undersigned has prepared, together with David J. Griffith, P. Geo., R.G. (the "**Technical Report**").

The undersigned hereby consents to the reference to the Technical Report and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: [signature]
Steven Ristorcelli, P.Geo.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053